UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2009

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
A publicly held company

CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING HELD DECEMBER 22, 2009

I.	DATE, TIME AND PLACE: Meeting held December 22, 2009, at 9:30 a.m. at the Company’s headquarters at Alameda Santos, 1.357/8th floor, in the city of São Paulo, State of São Paulo.

II.
ATTENDANCE:  Shareholders representing approximately 67% of the Company’s capital stock, according to the signatures in the Shareholders’ Attendance Book, were in attendance.   Fiscal Council members Samuel de Paula Matos and Sérgio Ricardo Lopes de Farias, as well as PricewaterhouseCoopers Auditores Independentes’ representative José Leonardo Pereira de Souza Costa, were also in attendance.

III.	CALL NOTICE: The Call Notice was published on December 8, 9 and 10 of 2009 in the Diário Oficial do Estado de São Paulo and on December 7, 8 and 9 in Valor Econômico magazine.

IV.	PRESIDING:	André Cantidiano - President

Ludmila Passos Holtz - Secretary

V.
AGENDA: (i) increase of the Company’s capital stock, without issuing new shares, in the amount of R$792,252,395.00, through capitalization of the entire account for Reserve for Goodwill/Subscription of Shares, in the same amount, with a consequent change in the main clause of Article 5 of the Bylaws; (ii) election of sitting and alternate members of the Company’s Board of Directors, including independent directors, in accordance with the terms of the Listing Regulation of the Novo Mercado segment of the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros; (iii) election of sitting and alternate members of the Company’s Fiscal Council; (iv) analysis, discussion and approval of the Protocol and Justification of Stock Swap Merger of Aracruz Celulose  S.A. (“Aracruz”), entered into by the Company, as the surviving entity, and Aracruz, as the company being merged into the Company, together with the pertinent documents, in light of the opinion of the Company’s Fiscal Council; (v) ratification of the hiring of PricewaterhouseCoopers Auditores Independentes as the specialized company responsible for appraising Aracruz based on shareholders’ equity at book value; (vi) approval of the appraisal report prepared by PricewaterhouseCoopers; (vii) approval of the stock swap merger of Aracruz by the Company; and (viii) authorization of management to take all measures necessary to effect the stock swap merger.

VI.
PRESENTATION OF DOCUMENTS, CASTING OF VOTES AND TRANSCRIPTION OF THE MINUTES: (1) the reading of the documents related to the matters to be resolved at the Meeting was waived, since those presiding stressed that the Protocol and Justification of Stock Swap Merger, the appraisal reports and the opinion of the Fiscal Council had been available to the attendees; (2) declarations of votes, objections and dissents, if presented, will be received, numbered and certified by the presiding Secretary and will be filed with the Company at its headquarters, pursuant to paragraph 1 of article 130 of Law nº 6.404/76 (the “Brazilian Corporations Law”); (3) a summarized version of these minutes, as well as their publication omitting the signatures of the shareholders present, was authorized pursuant to the terms of paragraphs 1 and 2 of article 130 of the Brazilian Corporations Law.

VII.	RESOLUTIONS ADOPTED:

(i) To increase the Company’s capital stock, without issuing new shares, in the amount of R$792,252,395.00, through the transfer to the account for capital stock of the entire account for Reserve for Goodwill/Subscription of Shares, in the same amount.  As a consequence of the increase, the Company’s capital stock will increase from R$7,587,144,784.59 to R$8,379,397,179.59; accordingly, the main clause of Article 5 of the Bylaws will be changed to read:

“(...) Article 5 – The capital stock, completely subscribed and paid-in, is R$8,379,397,179.59 (eight billion, three hundred seventy-nine million, three hundred ninety-seven thousand, one hundred seventy-nine reais and fifty-nine centavos) divided into 467,934,646 (four hundred sixty-seven million, nine hundred thirty-four thousand, six hundred forty-six common shares, which are all registered, book-entry shares with no par value. (...)”

(ii) To elect, in accordance with the terms of the Listing Regulation of the Novo Mercado segment of the BM&FBovespa S.A. – Bolsa de Mercadorias e Futuros, sitting and alternate independent members of the Company’s Board of Directors, with a mandate until the Ordinary Shareholders’ Meeting in 2011, as follows: José Armando de Figueiredo Campos, Brazilian, married, engineer, resident and domiciled in the city of Vitória, State of Espírito Santo, at Rua Chapot Presvot, 88/201, bearer of I.D. nº M-3.271.488 issued by the SSP/MG and registered with the CPF/MF under nº 127.674.506-06, and Alexandre Gonçalves Silva, Brazilian, judicially separated, engineer, resident and domiciled in the city of  São Paulo, Estado de São Paulo, at Rua Jacques Felix, 226/51, bearer of I.D. nº 39.565.565-1 issued by the SSP/SP and registered with the CPF/MF under nº 022.153.817-87, with alternates, respectively, Antonio Luiz Pizarro Manso, Brazilian, married, engineer, resident and domiciled in the city of  São Paulo, State of São Paulo, at Rua Antonio Afonso, 15/121, bearer of I.D. nº 017617-D issued by the CREA-SP and registered with the CPF/MF under nº 067.464.467-00, and Mauricio Aquino Halewicz, Brazilian, single, accountant, resident and domiciled in the city of  São Paulo, State of São Paulo, at Av. Paulista, 2.439/11th floor, bearer of I.D. nº 7.049.172.823 issued by the SSP/RS and registered with the CPF/MF under nº 694.701.200-78.  Each of the sitting members elected herein shall be paid R$20,000.00 per month.

To elect 3 new alternate members to the Company’s Board of Directors, with a mandate until the Ordinary Shareholders’ Meeting in 2011, as follows: (a) José Luiz Braga, Brazilian, married, lawyer, resident and domiciled in the city of São Paulo, State of São Paulo, at Av. Faria Lima, 2277/3rd floor, registered with the OAB/RJ under nº 26.180 and with the CPF/MF under nº. 198.494.437-15, as alternate to sitting member Alexandre Silva D’Ambrosio; (b) Samuel de Paula Matos, Brazilian, married, economist and accountant, resident and domiciled in the city of  São Paulo, State of São Paulo, at Al. Sarutaiá, 320/62, bearer of I.D. nº 4.104.837 issued by the SSP/SP and registered with the CPF/MF under nº 069.815.428-20, as alternate to sitting member Wang Wei Chang; and (c) Sérgio Duarte Pinheiro, Brazilian, married, engineer, resident and domiciled in the city of  São Paulo, State of São Paulo, at Rua Amauri n° 255/13th floor, bearer of I.D. n° 14.122.965-2 issued by the SSP/SP and registered with the CPF/MF under n° 108.435.178-16, as alternate to sitting member João Carvalho de Miranda.

The Board Members elected herein declare, for purposes of the provisions of Paragraph 1 of article 147 of the Brazilian Corporations Law and article 1.011 of Law nº 10.406/02, that they are not in involved in any crimes that would prevent them from undertaking mercantile activity, having been presented to the General Meeting the declarations provided for in article 147, Paragraph 4 of the Brazilian Corporations Law and CVM Instruction 367/02.

To reratify the minutes of the Company’s Extraordinary Shareholders’ Meeting held on November 5, 2009, to include therein that sitting members of the Board of Directors Eduardo Rath Fingerl and Armando Mariante Carvalho Junior, both elected at that time, have as their respective alternates Patrícia Dias Fernandes and André Biazus, both elected at that same Meeting.

(iii) Due to the request to release Samuel de Paula Matos, a sitting member of the Fiscal Council, and his respective alternate, the shareholders resolved to elect to the Company’s Fiscal Council as a sitting member José Ecio Pereira da Costa Junior, Brazilian, married, businessman and accountant, resident and domiciled in the city of  Curitiba, State of Paraná, at Rua Petit Carneiro, 927/141, bearer of I.D. nº 4.762.308 issued by the SSP/SP and registered with the CPF/MF under nº 359.920.858-15, and as his alternate Marcos de Bem Guazzelli, Brazilian, married, accountant and lawyer, resident and domiciled in the city of Curitiba, State of Paraná, at Rua Marechal Deodoro, 497/2nd floor, bearer of I.D. nº 1044289427 issued by the SSP/RS and registered with the CPF/MF under nº 577.456.920-91.  The substitutes elected herein shall complete the mandates of the Board Members replaced, and the provisions of article 162, paragraph 3 of the Brazilian Corporations Law will be observed with respect to remuneration.

(iv) The shareholders resolved to approve the Protocol and Justification of Stock Swap Merger, by the Company, of Aracruz Celulose S.A. (which is filed at the Company’s headquarters and included as Annex 1 hereto for all legal purposes), after having taken note of the favorable opinion of the Company’s Fiscal Council with respect to the stock swap merger (Annex 2 hereto, and which will also be filed at the Company’s headquarters).

(v) Before passing to the next agenda item, it was clarified by those presiding that that because the Company owned all the capital stock of Aracruz, it had presented to the Comissão de Valores Mobiliários (the “Brazilian Securities Commission,” or “CVM”), as a measure prior to and in preparation for the stock swap merger, a request that the following be waived: (i) the appraisals otherwise required by article 264 of the Brazilian Corporations Law, and item VI of paragraph 1 of article 2 of CVM Instruction 319, as well as (ii) the preparation of financial statements of Aracruz, audited by an independent auditor registered with the CVM, as otherwise required by article 12 of CVM Instruction 319.   The Brazilian Securities Commission granted the Company’s request in its Official Letter (Ofício CVM/SEP/GEA-4/Nº281/09), dated December 4, 2009.  This clarification being made, the shareholders resolved to ratify the hiring, previously undertaken by the Company’s management, of PricewaterhouseCoopers Auditores Independentes, a company headquartered in the city of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1.400/9th floor, registered with the CRC/SP under nº 2SP000160/O-5 and with the CNPJ/MF under nº 61.562.112/0001-20, as a specialized company responsible for appraising, based on shareholders’ equity at book value, the company to be merged into the Company.

(vi) José Leonardo Pereira de Souza Costa, the representative of the appraising company, was asked to give a brief report on the work performed in the course of the appraisal, after which the shareholders resolved to approve the appraisal report prepared by PricewaterhouseCoopers (which is Annex 3 hereto), which established the following value for the company to be merged into the Company, as appraised pursuant to the aforementioned criteria: R$ 2,030,513,357.57.

(vii) Approve the stock swap merger of Aracruz Celulose S.A. into the Company, pursuant to the Protocol, with the extinction of the company merged into the Company, and succeeded by the Company in all respects.  Considering the fact that the Company owns all of the capital stock of the company merged into it, there is no capital increase at the surviving entity, and the main paragraph of article 5 of its bylaws remains unaltered.  It was also resolved that the stock swap merger, although fully valid as of the date hereof, remains with suspended efficacy until December 31, 2009, at which date each of the companies will calculate and account for their respective results to that date; accordingly, only then will the stock swap merger be complete and produce its desired effects, whether civil, corporate, or for accounting or tax purposes.

(viii) Authorize management to perform all the acts necessary to make the stock swap merger effective, notably the arrangements for the Company to succeed in all respects Aracruz, which will cease to exist, including  with respect to the registrations maintained by it with the Brazilian Securities Commission, the United States Securities and Exchange Commission, Spain’s Securities Market Commission (Comisión Nacional del Mercado de Valores), the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, the New York Stock Exchange – NYSE, and Latibex.

VIII.
CLOSING: Item one being unanimously approved and the other matters submitted for resolution being approved by a majority (with abstentions), and there being nothing left to address, the work was suspended for the time needed to draft these minutes, which were read, verified and approved by the shareholders present, who signed them.

IX.
SIGNATURES: Votorantim Industrial S.A. (represented by Eduardo de Almeida Pinto Andretto), Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (represented by Edinei Silva Teixeira), the investment funds and investors listed in Annex 4 (represented by Citibank NA and by HSBC Corretora de Títulos e Valores Mobiliários S.A. and these by Paulo Roberto Brandão) and Sérgio Feijão Filho.

We certify that this a copy loyal to the original as transcribed in the minutes book.

André Cantidiano President	Ludmila Passos Holtz Secretary

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: December 22, 2009	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer